UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

GENTEX CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	0-10235	38-2030505
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

600 North Centennial Street Zeeland, Michigan (Address of principal executive offices)	49464 (Zip Code)

Kevin Nash
(616) 772-1800
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure And Report

Gentex Corporation (“Gentex”) designs and manufactures automatic-dimming rearview mirrors and electronics for the automotive industry, dimmable aircraft windows for the aviation industry, and commercial smoke alarms and signaling devices for the fire protection industry.

Gentex has determined that conflict minerals (tin, tantalum, tungsten, and gold) are necessary to the functionality or production of certain products manufactured or contracted to be manufactured by it. As such, Gentex has conducted, in good faith, a reasonable country of origin inquiry regarding such conflict minerals that was reasonably designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country or were from recycled or scrap sources.

Gentex has exercised due diligence on the source and chain of custody of the conflict minerals in its in-scope products that conforms to the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition 2013), including the related Supplements.

Conflict Minerals Disclosure

Gentex is filing a Conflicts Minerals Report as Exhibit 1.02 to this Form SD as required by this Item 1.01 and the same is available at http://ir.gentex.com.

Item 1.02

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01    Exhibits

Exhibit 1.02	Conflict Minerals Report for the calendar year ended December 31, 2013, as required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GENTEX CORPORATION
(Registrant)

By	/s/ Steve Downing	May 30, 2014
Vice President - Finance and Chief Financial Officer		(Date)

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EXHIBIT INDEX

Exhibit	Description
1.02	Conflict Minerals Report for the calendar year ended December 31, 2013

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